August 16, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Tara Harkins, Staff Accountant
Division of Corporation Finance

RE:	Verigy Ltd.
Form 10-K for the Year Ended October 31, 2009

File No. 000-52038

Ladies and Gentlemen:

On behalf of Verigy Ltd. (the “Company”), we are submitting this letter in response to the comment letter dated July 20, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the Year Ended October 31, 2009 filed December 21, 2009 (“Form 10-K”).

For your convenience, we have recited the Staff’s comment in bold type below, followed by our response.

Form 10-K for the Fiscal Year Ended October 31, 2009

Note 24. Segment & Geographic Information, page 103

1.	We note that in your response to prior comment 1, you state that your SOC test system products and services and your memory test system products and services exhibit similar economic characteristics under “normal market conditions.” Please explain to us why you believe it is appropriate to limit the evaluation of whether the segments exhibit similar economic characteristics to “normal market conditions.”

Securities and Exchange Commission

Re: Verigy Ltd.

August 16, 2010

RESPONSE:

By “normal market conditions” we mean a full semiconductor cycle, which historically has typically spanned a three to four year period, with a trend of upward progression of revenue followed by a trend of downward progression of revenue, similar to a bell shaped curve. We do not limit our evaluation to the upward trends of the bell shape curve, but, instead, evaluate the entire cycle period. We believe that the recent economic crisis has delayed the recovery in the semiconductor cycle.

As previously indicated, we regularly assess the appropriateness of aggregating our SOC test systems and memory test systems operating segments. We complete an annual analysis at the end of each fiscal year to determine whether our operating segments exhibit similar characteristics. The evaluation completed at the end of our fiscal year 2009 considered both historical information from the fourth quarter of fiscal year 2006 through fiscal year 2009 as well as the expected future gross margins for fiscal years 2010 through 2012 which were based on our three year strategic forecast plan. Before the downturn, gross margins trends for these operating segments were similar and depending on the product were typically in a range of around 45%. The gross margins for fiscal years 2008 and 2009 were severely impacted by the severity and longevity of the economic downturn and our memory test systems gross margins were further exacerbated by the loss of a key customer and the introduction of our next generation memory test system. Management believes that fiscal years 2008 and 2009 were anomalies and not representative of the economics of the business. While we view these as anomalies and events that could have occurred within either of our segments, we did not exclude these considerations from our overall evaluation of whether the segments exhibit similar economic characteristics. Instead we focused on the long term expected economic performance for both segments. As such, while we considered the economic characteristics during that period, our evaluation focused more on the long-term financial performance inclusive of our forecasted gross margins at that time as summarized in the table below.

Securities and Exchange Commission

Re: Verigy Ltd.

August 16, 2010

Forecasted Gross Margins as of Fiscal Year 2009

Fiscal period ended	SOC test products	Memory test products	Percentage Point Difference
Q110	50.6%	-21.8%	72.4 ppt
Q210	51.1%	16.1%	35.0 ppt
Q310	51.6%	32.6%	19.0 ppt
Q410	51.2%	46.8%	4.4 ppt
FY10	51.2%	33.7%	17.5 ppt
FY11	49.8%	47.1%	2.7 ppt
FY12	50.7%	48.4%	2.3 ppt

On an annual basis, we complete a three year strategic forecast plan during the fourth quarter of our fiscal year. We are currently in the process of developing our three year forecast plan for fiscal year 2010. As reflected in the table above, our fiscal year 2009 three year strategic forecast plan assumed that there would be a market recovery in automated test equipment, including both SOC test and memory test product platforms, in the second half of fiscal year 2010 and that gross margins would begin to converge in the fourth quarter of fiscal year 2010 and continue to converge through fiscal year 2012. Based on the strategic plan that existed at the time of management’s evaluation at the end of fiscal year 2009, the gross margins for these operating segments were expected to exhibit similar long-term financial performance. Therefore, management reasonably believed that the product lines exhibited similar economic characteristics and, thus, that aggregation of the two operating segments was appropriate. While we believe that our forecast assumptions at the end of fiscal year 2009 were reasonable, the actual results differed for the reasons previously mentioned and, as a result, the gross margins have not yet converged as anticipated.

2.

Further to the above, you state that your SOC test systems and memory test systems segments have also had similar gross margin trends during the recent economic downturn. Specifically, you refer to both your SOC test systems and your memory test systems segments decreasing correspondingly in 2009. However, we note that the gross margin trends shown on page 5 of your response suggest that the two segments have not had similar gross margin trends during the economic downturn. From that table, we note that your SOC test systems segments exhibited a 900 basis point decline in gross margins from 2008 to 2009, which represents an 18% year

Securities and Exchange Commission

Re: Verigy Ltd.

August 16, 2010

over year decline. Separately, your memory test products segment exhibited an 1800 basis point decline in gross margins from 2008 to 2009, which represents a 90% year over year decline. Please explain to us in greater detail the basis for your statements that your SOC test systems and memory test systems segments have had similar gross margin trends during the recent economic downturn.

RESPONSE:

Consistent with ASC 280, and as outlined in response 1 above, when evaluating the economic characteristics of our operating segments, we look at both historical data as well as expected future results. With respect to the historical gross margins, while the gross margin percentage point decline for our SOC test systems from fiscal year 2008 to 2009 was much less than the gross margin percentage point decline for our memory test systems during the same period, both trended down. We believe that absent two unique factors, the gross margins for both product lines would have exhibited more similar downward trends. As previously noted, gross margins for our memory test systems were negatively impacted more acutely due, in part, to two unique factors: the loss of a significant memory test customer who filed for bankruptcy protection and the timing of our new memory test product. This customer and other customers that do business with this customer previously accounted for a significant portion of our memory test business. We believe that, absent these two factors, gross margins trends for our SOC test systems and memory test product lines would have been more similar during the recent economic downturn.

Securities and Exchange Commission

Re: Verigy Ltd.

August 16, 2010

3.	In order to help us understand your historical gross margin trends, please provide us with a breakdown of your gross margins by operating segment for each of the quarters within each of the fiscal years 2007, 2008, 2009 and thus far in 2010.

RESPONSE:

Quarterly Gross Margins

Fiscal period ended	SOC Test Product Gross Margins	Memory Test Products Gross Margins	Percentage Point Difference
Q406	48.0%	43.2%	4.8 ppt
Q107	43.0%	46.0%	-3.0 ppt
Q207	47.0%	41.5%	5.5 ppt
Q307	47.1%	45.0%	2.1 ppt
Q407	50.3%	38.6%	11.7 ppt
Q108	49.2%	40.1%	9.1 ppt
Q208	50.8%	-0.6%	51.4 ppt
Q308	52.1%	1.1%	51.0 ppt
Q408 *	28.5%	-15.1%	43.6 ppt
Q109 *	36.3%	-26.2%	62.5 ppt
Q209	46.9%	26.3%	20.6 ppt
Q309	50.4%	5.1%	45.3 ppt
Q409	50.6%	17.9%	32.7 ppt
Q110	52.5%	38.6%	13.9 ppt
Q210	52.5%	19.2%	33.3 ppt

*	Significant excess and obsolete charges taken during these quarters.

As demonstrated in the table above, gross margins for both of our test systems from the fourth quarter of fiscal year 2006 through the first quarter of fiscal year 2008 were very similar. However, as previously stated in our response to comment number 2 above, the recent economic downturn was an exception whereby the negative impact on our memory test products was further exacerbated by the loss of a significant memory customer and the introduction of a new memory test product, which management views as anomalies.

Securities and Exchange Commission

Re: Verigy Ltd.

August 16, 2010

4.	We note from your disclosure in the second bullet point on page 6 of your response letter dated July 1, 2010 that average selling prices for your SOC test product offerings have been decreasing due to increasing competition. You also discuss upward pressures on costs within the SOC test product segment. This disclosure appears to suggest that you have not experienced similar pricing and cost pressures within your memory test system segment. Please tell us how you have considered these factors in evaluation whether the SOC test systems and the memory test systems exhibit similar economic characteristics. Discuss whether you expect these pricing and cost pressures to continue when the market returns to “normal market conditions.

RESPONSE:

Pricing and costs pressures, in fact, are prevalent in both product lines and are important factors considered by management in its evaluation of the economic characteristics of our product lines. As mentioned in our previous response to prior comment 1 on page 6 of our response letter dated July 1, 2010, we transferred manufacturing processes for both product lines to a single contract manufacturer, enabling us to consolidate our supply chain. As such, direct material costs as a percentage of revenue is very similar for both operating segments. This data point along with all the other bullet points stated in our response on page 6 of our response letter dated July 1, 2010, individually and in aggregate are not expected to have a material impact on gross margins but were intended to highlight the expected directional convergence of gross margins.

5.	We note from your disclosure in the third bullet point on page 6 of your response letter dated July 1, 2010 that during the economic downturn, you experienced an increase in SOC test system rentals, which generate higher gross margins. This disclosure appears to suggest that you do not provide memory test system rentals or that any rentals in the memory test segment do not provide the margin protection. Please explain to us how you considered this factor in your analysis of whether the two segments qualify for aggregation. Discuss whether you provide for rentals of your memory test systems segment that provides similar gross margin protection as the SOC test system rentals.

Securities and Exchange Commission

Re: Verigy Ltd.

August 16, 2010

RESPONSE:

Revenue generated from SOC test system rentals has been less than 1% of the total SOC revenue and has been immaterial. We have not generated any revenue from memory test system rentals. Given the immaterial amount of revenue generated from system rentals, management does not consider rental revenue to be an important factor in evaluating the economic characteristics of the product lines. The rental revenue, along with all the other bullet points stated in our response on page 6 of our response letter dated July 1, 2010, individually and in aggregate are not expected to have a material impact on gross margins but were intended to highlight the expected directional convergence of gross margins.

6.	You state that you expect gross margins for your SOC test products and your memory test products to converge when market conditions return to a “more normal level of activity”. Tell us when you expect the “more normal level of activity” to occur. In this regard, provide us with management’s forecast of gross margin for the remainder of 2010 and any future periods that support your statement. To the extent you believe this convergence will occur over time, explain to us why you believe it is appropriate to continue to aggregate the two operating segments during the period that the segments are converging towards similar gross margins.

RESPONSE:

As indicated above, we complete an annual analysis at the end of each fiscal year to determine whether our operating segments exhibit similar characteristics. Based on the information management had available to it at the end of fiscal year 2009 when considering the aggregation characteristics for reporting purposes for our Form 10-K, we expected gross margins for our SOC test products and our memory test products to begin to converge in the fourth quarter of fiscal year 2010 and continue to converge through fiscal year 2012, when market conditions were expected to return to “a more normal level of activity.” For reporting purposes for our Form 10-K for fiscal year 2010, management will evaluate the appropriateness of aggregation at the end of fiscal year 2010 based on the historical data available as well as our three year strategic forecast plan that we expect to complete in October 2010. In addition, as mentioned in our last response, our newly promoted President and COO will oversee all Verigy system product lines. With this change, we are directionally moving towards combining the SOC and memory product lines into one operating segment. Given our already combined supply chain and outsourced manufacturing for both product lines, we believe that this change will help simplify our organizational structure and further optimize our resources.

*        *        *

Securities and Exchange Commission

Re: Verigy Ltd.

August 16, 2010

The Company advises the Staff that it is aware of and acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 864-7531 with any further comments or questions you may have. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Form 10-K when the Staff’s review is complete.

Very truly yours,

/s/ Robert J. Nikl

Robert J. Nikl
Chief Financial Officer

cc:	Margo M. Smith, Verigy Ltd., Vice President and General Counsel